Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Acceleration for Early Redemption of its LPLT, IPLT, UOIL and DOIL ETNs

Acceleration for Early Redemption	Ticker Symbol	CUSIP
VelocitySharesTM 2x Long Platinum ETN due October 14, 2031	LPLT	22542D647
VelocitySharesTM 2x Inverse Platinum ETN due October 14, 2031	IPLT	22542D639
VelocitySharesTM 3x Long Brent Crude ETN due February 9, 2032	UOIL	22542D597
VelocitySharesTM 3x Inverse Brent Crude ETN due February 9, 2032	DOIL	22542D555

New York, December 6, 2013 Credit Suisse AG announced today that it will redeem four ETNs. Credit Suisse AG will accelerate for early redemption its VelocitySharesTM 2x Long Platinum ETNs (“LPLT”), 2x Inverse Platinum ETNs (“IPLT”), 3x Long Brent Crude ETNs (“UOIL”) and 3x Inverse Brent Crude ETNs (“DOIL”), in each case on December 27, 2013.

Credit Suisse AG expects to deliver notice via The Depository Trust Company of the acceleration for early redemption of LPLT, IPLT, UOIL and DOIL no later than December 13, 2013. Investors will receive a cash payment per ETN equal to the arithmetic average of the closing indicative values of such ETNs during their respective accelerated valuation periods. The accelerated valuation periods in each case will be a period of five consecutive index business days, which is expected to be from December 17, 2013 to December 23, 2013. The acceleration date for each ETN is expected to be December 27, 2013, three business days after the last day of the respective valuation period. Accordingly, the last day of trading for each ETN will be December 26, 2013.

None of the other ETNs offered by Credit Suisse AG are affected by these announcements.

Press Contacts
Drew Benson, Credit Suisse, telephone +1 212-325-0932, drew.benson@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,300 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.